Mail Stop 4561

February 6, 2007

John P. Ward, Chairman of the Board
National Datacomputer, Inc.
900 Middlesex Turnpike
Bldg. #5
Billerica, MA 01821

> **Re:** **National Datacomputer, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 0-15885**
> **Filed: January 26, 2007**

Dear Mr. Ward:

This is to advise you that we have limited our review of the above filing to the matter addressed in the comment below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

1. We note your disclosure on page 24 regarding the voting control of Mr. Stafford. Please provide a brief discussion regarding Mr. Stafford's voting control in the forepart of your proxy statement.

Security Ownership of Certain Beneficial Owners and Management, page 5

2.   Please clarify whether or not you have issued the 8,037,336 shares that CapitalBank had the right to receive in satisfaction of outstanding interest.

Executive Compensation, page 7

3.   We note your disclosure pursuant to Item 402 of Regulation S-B. It does not appear, however, that you have fully complied with the disclosure requirements of Item 402. For example, you have not provided narrative disclosure pursuant to Item 402(c), (e) or (f)(3). Please revise.

Proposal Two, page 10

4.   Please disclose the accounting ramifications and any other material effects as a result of reducing the par value of your common stock.

Proposal Five, page 18

5.   Please clarify whether the sale and issuance of shares of common stock to your officers and directors is contingent upon stockholder approval. If so, please elaborate on the consequences to your transactions with AST and Anthony Stafford as a result of not having obtained such approval. If not contingent, please explain the effect of not having obtained stockholder approval on the transactions.

6.   Please elaborate on your decision to seek stockholder approval in accordance with Section 144(a)(2) of the Delaware Corporation Law and the legal consequences to stockholders of having conferred their approval for the transaction.

7.   Please expand your disclosure to include a materially complete discussion of Mr. Stafford's interest in the company. Your discussion should address the circumstances under which Mr. Stafford became interested in owning a large equity stake in the company and what his future involvement in the company will be on a going-forward basis.

Fairness Opinion of Shields & Company, Inc., page 23

8.   Please provide a summary of the methodology used in determining the fairness of the proposed purchase of the Management shares by your executive officers and directors.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jay Ingram at (202) 551-3397 or Daniel Lee at (202) 551-3477 with questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Neil Aronson, Esq.
        Mintz Levin Cohn Ferris Glovsky and Popeo PC
        Facsimile: 617-542-2241